UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 24, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

24 April 2007
Number 13/07

BHP BILLITON QUARTERLY REPORT ON
EXPLORATION AND DEVELOPMENT ACTIVITIES
QUARTER ENDED 31 MARCH 2007

This report covers the company's exploration and development activities for the quarter ended 31 March 2007. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years.

DEVELOPMENT

During the quarter, the Company announced the sanctioning of the Rapid Growth Project 4 (RGP4) at its Western Australia Iron Ore operations. RGP4's progress will now be reported each quarter.

Also during the quarter, the Company finalised the acquisition of the Genghis Khan oil and gas development in the Gulf of Mexico. Genghis Khan's progress will now be reported each quarter.
PROJECT AND OWNERSHIP	SHARE OF APPROVED CAPEX US$M	INITIAL PRODUCTION TARGET DATE	PRODUCTION CAPACITY (100%)	QUARTERLY PROGRESS
Petroleum Projects
Genghis Khan 44% Oil/Gas	365	Mid CY07	55,000 barrels of oil per day	Acquisition completed. Rig to be mobilised by May 2007 to complete the existing well.
Atlantis South (US) 44% Oil/Gas	1,500	Under review, forecast 2H CY07	200,000 barrels of oil and 180 million cubic feet of gas per day	Seven development wells have been drilled with six of these wells having been completed at the end of March. The Balder installation vessel has recommenced installing flow lines.
Neptune (US) 35% Oil/Gas	300	End CY07	50,000 barrels of oil and 50 million cubic feet gas per day

On schedule however drilling and construction costs are under review. The subsea oil and gas export and all well flow lines have been installed. Four wells have been drilled and completions are commencing.

Stybarrow (Australia) 50% Oil/Gas	300	Q1 CY08	80,000 barrels of oil per day

On schedule however drilling and construction costs are under review. Two producing wells and two injector wells have been drilled and completed. Drilling of the fourth producing well has commenced. The FPSO hull has been delivered and the integration of topside modules and the mooring turret are progressing. Offshore installation activities are underway.

North West Shelf Angel (Australia) 16.67% Oil/Gas	200	End CY08	800 million cubic feet gas per day	On budget and schedule. Topsides and jacket fabrication progressing.
North West Shelf Train 5 (Australia) 16.67% LNG	300	Late CY08	LNG processing capacity of 4.2 million tpa	On schedule and revised budget as advised by the Operator. 10 of 17 module shipments have been received. Last module shipment is scheduled for May 2007.
Shenzi (US) 44% Oil/Gas	1,940	Mid CY09	100,000 barrels of oil and 50 million cubic feet gas per day	On budget and schedule. Hull and topsides fabrication continues.
Minerals Projects
Alumar - Refinery Expansion (Brazil) 36% Alumina	725	Q2 CY09	2 million tpa	On revised budget and schedule. Detailed engineering is 60% complete, procurement is 35% complete and construction stands at 10% complete.
Koala Underground (Canada) 80% Diamonds	200	End CY07	3,300 tonnes per day ore processed	On schedule and budget. During the quarter, underground tunnelling continued and the mine ventilation facilities were completed. Procurement is well advanced and engineering is complete.
Ravensthorpe (Australia) 100% Nickel	2,200	Q1 CY08	Up to 50,000 tpa contained nickel in concentrate

On revised schedule and budget. Construction has passed 90% complete with activities now focused on piping completion and electrical and instrumentation installation. Pre-commissioning and commissioning of various areas including the Compressor Plant and Ore Preparation facilities is in progress. First ore was delivered during the quarter.

Yabulu (Australia) 100% Nickel	556	Q1 CY08	45,000 tpa nickel	The Yabulu Expansion is mechanically complete and commissioning will start ahead of delivery of feed from Ravensthorpe.
Iron Ore (Western Australia) RGP3 85% Iron Ore	1,300	Q4 CY07	20 million tpa	On schedule and budget. Engineering and procurement activities are essentially complete, with construction activities now 53% complete.
Iron Ore (Western Australia) RGP4 86.2% Iron Ore	1,850	1H CY10	26 million tpa	The project was approved on 23 March 2007 and work has commenced.
Samarco Third Pellet Plant (Brazil) 50% Iron Ore	590	1H CY08	7.6 million tpa	On schedule and budget. The pipeline is 75% complete with total project progress being 61% complete.

MINERALS EXPLORATION

BHP Billiton continued to pursue global exploration opportunities for key commodities of interest utilising both in-house capabilities and the Junior Alliance Programme.

Grassroots exploration continued on diamond targets in Angola, Canada and the Democratic Republic of Congo (DRC), on copper targets in Australia, Chile, Mongolia, the DRC and USA; and on nickel targets in Australia, Russia and Africa. Exploration for iron ore, coal, potash and bauxite was undertaken in a number of regions including Australia, Brazil, Canada and West Africa.

For the nine months ended 31 March 2007, BHP Billiton spent US$227 million on minerals exploration of which US$166 million was expensed.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 March 2007.
WELL	LOCATION	BHP BILLITON EQUITY	STATUS
Shenzi-6	Gulf of Mexico Green Canyon Block 609	44% BHP Billiton and operator	Hydrocarbons encountered. Additional appraisal required. Plugged and abandoned.
Shenzi-6 - Side Track 1	Gulf of Mexico Green Canyon Block 610	44% BHP Billiton and operator	Drilling ahead.
Puma-2	Gulf of Mexico Green Canyon Block 821	29.805% BHP Billiton (BP operator)	Drilling suspended. Additional appraisal required. Temporarily plugged and abandoned.
Puma-3	Gulf of Mexico Green Canyon Block 866	29.805% BHP Billiton (BP operator)	Drilling ahead.
Torosa-2	Browse Basin Western Australia WA-30-R	8.33% BHP Billiton (Woodside operator)	Hydrocarbons encountered. Under evaluation. Plugged and abandoned.
Sculptor-2	Dampier Basin Western Australia WA-24-R	16.67% BHP Billiton (Woodside operator)	Hydrocarbons encountered. Under evaluation. Plugged and abandoned.
Sculptor-3	Dampier Basin Western Australia WA-24-R	16.67% BHP Billiton (Woodside operator)	Hydrocarbons encountered. Under evaluation. Plugged and abandoned.
Calliance-2	Browse Basin Western Australia WA-28-R	20% BHP Billiton (Woodside operator)	Drilling ahead.
Ruby-2	Trinidad and Tobago Block 3 (a)	25.5% BHP Billiton and operator	Dry hole. Plugged and abandoned.

Petroleum exploration expenditure for the nine months ended 31 March 2007 was US$265 million. The amount expensed was US$206 million which includes US$43 million of exploration expenditure previously capitalised.

 Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.GIlbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 24 April 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary